UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                              (Amendment No. ___)*

                            Moore Corporation Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    615785102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Greenwich Street Capital Partners II, L.P.
                                500 Campus Drive
                                    Suite 220
                             Florham Park, NJ 07932
                           Attention: Matthew Kaufman
                                 (973) 437-1000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 21, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 24 Pages

CUSIP No. 615785102               SCHEDULE 13D                Page 2 of 24 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Greenwich Street Capital Partners II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,751,772
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        21,692,307
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,692,307*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------
* The Reporting Person disclaims beneficial ownership of all but 7,751,772 Common Shares (see item 5 below).

CUSIP No. 615785102               SCHEDULE 13D                Page 3 of 24 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      GSCP Offshore Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            161,608
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        21,692,307
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,692,307*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------
* The Reporting Person disclaims beneficial ownership of all but 161,608 Common Shares (see item 5 below).

CUSIP No. 615785102               SCHEDULE 13D                Page 4 of 24 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Greenwich Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            262,580
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        21,692,307
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,692,307*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------
* The Reporting Person disclaims beneficial ownership of all but 262,580 Common Shares (see item 5 below).

CUSIP No. 615785102               SCHEDULE 13D                Page 5 of 24 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Greenwich Street Employees Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            462,758
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        21,692,307
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,692,307*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------
* The Reporting Person disclaims beneficial ownership of all but 462,758 Common Shares (see item 5 below).

CUSIP No. 615785102               SCHEDULE 13D                Page 6 of 24 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      TRV Executive Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            38,205
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        21,692,307
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,692,307*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------
* The Reporting Person disclaims beneficial ownership of all but 38,205 Common Shares (see item 5 below).

CUSIP No. 615785102               SCHEDULE 13D                Page 7 of 24 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Greenwich Street Investments II, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,676,923
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        21,692,307
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,692,307*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------
* The Reporting Person disclaims beneficial ownership of all such 21,692,307 Common Shares.

CUSIP No. 615785102               SCHEDULE 13D                Page 8 of 24 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      GSCP (NJ), L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,676,923
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        21,692,307
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,692,307*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------
* The Reporting Person disclaims beneficial ownership of all such 21,692,307 Common Shares.

CUSIP No. 615785102               SCHEDULE 13D                Page 9 of 24 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      GSCP (NJ), INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,676,923
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        21,692,307
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,692,307*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------
* The Reporting Person disclaims beneficial ownership of all such 21,692,307 Common Shares.

CUSIP No. 615785102               SCHEDULE 13D               Page 10 of 24 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alfred C. Eckert III
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,676,923
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        21,692,307
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,692,307*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------
* The Reporting Person disclaims beneficial ownership of all such 21,692,307 Common Shares.

CUSIP No. 615785102               SCHEDULE 13D               Page 11 of 24 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Keith W. Abell
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,676,923
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        21,692,307
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,692,307*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------
* The Reporting Person disclaims beneficial ownership of all such 21,692,307 Common Shares.

CUSIP No. 615785102               SCHEDULE 13D               Page 12 of 24 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Sanjay H. Patel
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,676,923
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        21,692,307
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,692,307*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------
* The Reporting Person disclaims beneficial ownership of all such 21,692,307 Common Shares.

CUSIP No. 615785102               SCHEDULE 13D               Page 13 of 24 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard M. Hayden
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,676,923
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        21,692,307
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,692,307*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------
* The Reporting Person disclaims beneficial ownership of all such 21,692,307 Common Shares.

Item 1.     Security and Issuer.

            This statement on Schedule 13D relates to the Common Shares, no par value (the "Common Shares"), of Moore Corporation Limited, a corporation organized under the laws of Ontario, Canada (the "Issuer"). The principal executive offices of the Issuer are located at 1 First Canadian Place, P.O. Box 78, Toronto, Ontario, M5X 1G5, Canada.

Item 2.     Identity and Background.

            (a) This statement is filed jointly by (1) Greenwich Street Capital Partners II, L.P. ("Greenwich Fund II"); (2) GSCP Offshore Fund, L.P. ("Offshore Fund"); (3) Greenwich Fund, L.P. ("Greenwich Fund I"); (4) Greenwich Street Employees Fund, L.P. ("Employees Fund"); (5) TRV Executive Fund, L.P. ("Executive Fund" and, collectively with Greenwich Fund II, Offshore Fund, Greenwich Fund I and Employees Fund, the "Greenwich Street Funds"); (6) Greenwich Street Investments II, L.L.C. ("Funds GP"); (7) GSCP (NJ), L.P. ("Funds Manager"); (8) GSCP (NJ), Inc. ("Funds Manager GP"); (9) Alfred C. Eckert III; (10) Keith W. Abell; (11) Sanjay H. Patel; and (12) Richard M. Hayden (collectively with the Greenwich Street Funds, the "Reporting Persons").

            (b) The business address of each of the Reporting Persons other than Mr. Hayden is 500 Campus Drive, Suite 220, Florham Park, NJ 07932. The business address of Mr. Hayden is c/o GSC Partners Europe, 68 Pall Mall, First Floor, London, SW1Y 5ES.

            (c) Greenwich Fund II, Greenwich Fund I, Employees Fund and Executive Fund are each Delaware limited partnerships which make investments for long-term appreciation. Offshore Fund is a Cayman Islands exempted limited partnership which makes investments for long-term appreciation. Funds GP is a Delaware limited liability company which is the sole general partner of each of the Greenwich Street Funds. Funds Manager is a Delaware limited partnership and the manager of each of the Greenwich Street Funds. Funds Manager GP is a Delaware corporation and the sole general partner of Funds Manager.

            Messrs. Eckert, Abell, Patel and Hayden are the managing members of Funds GP and serve as executive officers of Funds Manager GP and senior limited partners of Funds Manager. The principal business of Funds Manager GP is the management of private equity, mezzanine, restructuring and high-yield asset investment funds and its address is 500 Campus Drive, Suite 220, Florham Park, NJ 07932.

            (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

            (f) All natural persons listed in this item 2 are citizens of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

            On December 12, 2000, each of the Greenwich Street Funds subscribed for certain limited partnership interests in Chancery Lane/GSC Partners L.P., a Delaware limited partnership (the "Partnership"), that were purchased on December 21, 2000 for an aggregate purchase price of $52,000,000. Concurrently therewith, the Partnership purchased an 8.70% Subordinated Convertible Debenture of the Issuer (the "Debenture") for an aggregate purchase price of $70,500,000. The Debenture is convertible at any time by the Partnership into Common Shares at the rate of $3.25 per share, subject to adjustment as described in the Debenture. The Debenture currently is convertible into 21,692,307 Common Shares, subject to adjustment as described in the Debenture. Those Common Shares represent 19.7% of the Common Shares outstanding as of December 21, 2000 (assuming conversion in full of the Debenture). The Debenture was purchased by the Partnership pursuant to a Debenture Purchase Agreement dated as of December 12, 2000 by and between the Issuer and the Partnership. The Debenture Purchase Agreement and the Debenture are attached hereto as Exhibits 7(a) and 7(b), respectively, and are incorporated by this reference herein.

            The Greenwich Street Funds obtained the funds for the purchase of the limited partnership interests of the Partnership from capital contributions by their respective limited partners.

            The Partnership obtained the funds for the purchase of the Debenture from capital contributions by its limited partners (including the Greenwich Street Funds) and the Partnership's general partner.

Item 4.     Purpose of Transaction.

            The Greenwich Street Funds purchased the limited partnership interests of the Partnership for investment purposes. In connection with the purchase and pursuant to the Debenture Purchase Agreement, the Issuer caused Mr. Eckert to be appointed as of December 21, 2000 as a member of the Board of Directors of the Issuer for the current term of the Issuer's Board of Directors and the Issuer also agreed to cause Mr. Eckert's nomination for election to the Board of Directors at each subsequent meeting of the Issuer's shareholders to elect directors. In addition, pursuant to the Debenture Purchase Agreement, the Issuer caused R. Theodore Ammon, the sole shareholder of the general partner of the Partnership, and Robert G. Burton, a limited partner of the Partnership, to be appointed as of December 21, 2000 as additional members of the Issuer's Board of Directors for the current term of the Issuer's Board of Directors and the Issuer also agreed to cause their nominations for election to the Board of Directors at each subsequent meeting of the Issuer's shareholders to elect directors. Pursuant to the Debenture Purchase Agreement, Mr. Burton also became the Chief Executive Officer of the Issuer concurrently with his appointment to the Issuer's Board of Directors. In connection with the Partnership's purchase of the Debenture, two additional independent directors were appointed to the Issuer's Board of Directors.

            Mr. Eckert will participate in meetings of the Issuer's Board of Directors and in the course of such participation may, from time to time, participate in matters to develop or suggest plans or proposals which relate to, or would result in, any of the actions or transactions enumerated in Item 4, clauses (a) through (j), of Schedule 13D.

            Other than as set forth in this item 4 and in items 5 and 6 below, the Reporting Persons do not have any plans or proposals which relate to, or would result in, any of the actions or transactions enumerated in Item 4, clauses (a) through (j), of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a)-(b) The Greenwich Street Funds do not directly own any securities of the Issuer, but because they each have the right to require the Partnership (pursuant to the Partnership's limited partnership agreement (the "Partnership Agreement")) to exchange their Class A limited partnership interests of the Partnership for up to 40% of the Debenture or the Common Shares issuable on conversion thereof at any time, for purposes of Rule 13d- 3 under the Securities Act of 1933, as amended ("Rule 13d-3"), the Greenwich Street Funds may be deemed to beneficially own an aggregate of approximately 8,676,923 Common Shares issuable on conversion of the Debenture. Accordingly, the Greenwich Street Funds may be deemed to have shared power to vote and to dispose of those Common Shares. Those 8,676,923 Common Shares represent approximately 7.88% of the Common Shares outstanding as of December 21, 2000 (including as outstanding for purposes of determining such percentage, conversion in full of the Debenture). In addition, so long as any Class A limited partnership interests of the Partnership are outstanding, the Partnership (pursuant to the Partnership Agreement) may not dispose of any portion of the Debenture and any Common Shares issuable on conversion thereof, or amend the Debenture, Debenture Purchase Agreement or any related agreements, without the prior written consent of Greenwich Fund II acting for itself and on behalf of the other Greenwich Street Funds. Accordingly, in addition to being deemed to beneficially own the approximately 8,676,923 Common Shares referred to above in this paragraph, for purposes of Rule 13d-3, the Greenwich Street Funds may be deemed to beneficially own and have shared power to dispose of all 21,692,307 Common Shares deemed to be beneficially owned by the Partnership. Each of the Greenwich Street Funds, however, disclaims beneficial ownership of all such Common Shares, other than the Common Shares into which its Class A limited partnership interests of the Partnership may be exchanged as described in the next succeeding paragraph. A copy of the Partnership Agreement is attached hereto as Exhibit 7(c) and is incorporated by this reference herein.

            Of the 8,676,923 Common Shares referred to in the immediately preceding paragraph, each of the Greenwich Street Funds directly holds Class A limited partnership interests of the Partnership exchangeable into that portion of the Debenture that is convertible into the following numbers of Common Shares or exchangeable into such number of Common Shares: (1) Greenwich Fund II - 7,751,772 Common Shares (which represents approximately 7.04% of the Common Shares outstanding as of December 21, 2000); (2) Offshore Fund - 161,608 Common Shares (which represents approximately

0 .15% of the Common Shares outstanding as of December 21, 2000); (3) Greenwich Fund I - 262,580 Common Shares (which represents approximately 0.24% of the Common Shares outstanding as of December 21, 2000); (4) Employees Fund - 462,758 Common Shares (which represents approximately 0.42% of the Common Shares outstanding as of December 21, 2000); and (5) Executive Fund - 38,205 Common Shares (which represents approximately 0.03% of the Common Shares outstanding as of December 21, 2000).

            Funds GP does not directly own any securities of the Issuer, but because it is the sole general partner of the Greenwich Street Funds, Funds GP may be deemed to beneficially own and have shared power to vote and to dispose of the approximately 8,676,923 Common Shares deemed to be beneficially owned by the Greenwich Street Funds. In addition, because the Greenwich Street Funds may be deemed to have shared power to dispose of all 21,692,307 Common Shares deemed to be beneficially owned by the Partnership as described in the first paragraph of this item 5, and because Funds GP is the sole general partner of the Greenwich Street Funds, for purposes of Rule 13d-3, Funds GP may be deemed to beneficially own and have shared power to dispose of all 21,692,307 Common Shares deemed to be beneficially owned by the Partnership. Funds GP, however, disclaims beneficial ownership of all such 21,692,307 Common Shares.

            Funds Manager does not directly own any securities of the Issuer, but because it is the manager of the Greenwich Street Funds, for purposes of Rule 13d-3, Funds Manager may be deemed to beneficially own and have shared power to vote and to dispose of the approximately 8,676,923 Common Shares deemed to be beneficially owned by the Greenwich Street Funds. In addition, because the Greenwich Street Funds may be deemed to have shared power to dispose of all 21,692,307 Common Shares deemed to be beneficially owned by the Partnership as described in the first paragraph of this item 5, and because Funds Manager is the manager of the Greenwich Street Funds, for purposes of Rule 13d-3, Funds Manager may be deemed to beneficially own and have shared power to dispose of all 21,692,307 Common Shares deemed to be beneficially owned by the Partnership. Funds Manager, however, disclaims beneficial ownership of all such 21,692,307 Common Shares.

            Funds Manager GP does not directly own any securities of the Issuer, but because it is the sole general partner of Funds Manager, for purposes of Rule 13d-3, Funds Manager GP may be deemed to beneficially own and have shared power to vote and to dispose of the approximately 8,676,923 Common Shares deemed to be beneficially owned by the Greenwich Street Funds. In addition, because the Greenwich Street Funds may be deemed to have shared power to dispose of all 21,692,307 Common Shares deemed to be beneficially owned by the Partnership as described in the first paragraph of this item 5, and because Funds Manager GP is the sole general partner of Funds Manager, for purposes of Rule 13d-3, Funds Manager GP may be deemed to beneficially own and have shared power to dispose of all 21,692,307 Common Shares deemed to be beneficially owned by the Partnership. Funds Manager GP, however, disclaims beneficial ownership of all such 21,692,307 Common Shares.

            Messrs. Eckert, Abell, Patel and Hayden do not directly own any securities of the Issuer, but because they are managing members of Funds GP and executive officers of Funds Manager GP, pursuant to Rule 13d-3, each of them may be deemed to beneficially own and have shared power to vote and to dispose of the 8,676,923 Common Shares deemed to be beneficially owned by Funds GP as described in the immediately preceding paragraph and each of them also may be deemed to beneficially own and have shared power to dispose of all 21,692,307 Common Shares deemed to be beneficially owned by the Partnership. Each of Messrs. Eckert, Abell, Patel and Hayden, however, disclaims beneficial ownership of all such 21,692,307 Common Shares.

            (c) The only transaction by the Reporting Persons relating to the Common Shares was the purchase of the limited partnership interests of the Partnership described in item 3 above.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            As disclosed in item 2 above, Funds GP is the sole general partner of the Greenwich Street Funds. In addition, the responses set forth in items 4 and 5 above are incorporated by this reference into this item 6.

            Each of the Greenwich Street Funds is party to the Restricted Securities Agreement dated as of December 12, 2000 with the Partnership and certain other limited partners of the Partnership named therein (the "Restricted Securities Agreement"). Pursuant to the Restricted Securities Agreement, among other things, the Greenwich Street Funds are entitled to utilize one of the two demand registration rights provided to the Partnership pursuant to the Registration Rights Agreement dated as of December 21, 2000 with the Issuer that provides for the registration or qualification of the Common Shares issuable upon conversion of the Debenture. The Restricted Securities Agreement also provides for transfer restrictions on the Debenture and Common Shares issuable on conversion thereof to the extent any portion thereof may be distributed to the limited partners of the Partnership according to the terms of the Partnership Agreement, including certain "tag along" rights and rights of first refusal related to any such Common Shares (conditioned on a transferring limited partner first obtaining a bona fide third party offer to purchase the transferring limited partner's Common Shares). A copy of the Restricted Securities Agreement is attached hereto as Exhibit 7(d) and is incorporated by this reference herein.

            In addition, as affiliates of the Partnership, the Greenwich Street Funds and their respective affiliates are subject to the terms of, but not parties to, a Standstill Agreement dated as of the December 21, 2000 between the Issuer and the Partnership providing for restrictions on additional purchases of securities of the Issuer and other matters relating to control of the Issuer. A copy of the Standstill Agreement is attached as Exhibit 7(e) hereto and is incorporated by this reference herein.

Item 7.     Material to Be Filed as Exhibits.

Exhibit 7(a) - Debenture Purchase Agreement dated as of December 12, 2000 by and between the Issuer and the Partnership

Exhibit 7(b) - 8.70% Subordinated Convertible Debenture due June 30, 2009 of Moore Corporation Limited

Exhibit 7(c) Limited Partnership Agreement of Chancery Lane/GSC Investors L.P. dated as of December 12, 2000 by and among the partners of the Partnership named therein

Exhibit 7(d) Restricted Securities Agreement dated as of December 12, 2000 by and among the Partnership and the other limited partners of the Partnership named therein

Exhibit 7(e) Standstill Agreement dated as of December 21, 2000 by and between the Issuer and the Partnership

Exhibit 7(f) Agreement regarding the joint filing of this statement on Schedule 13D

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2001


                       GREENWICH STREET CAPITAL PARTNERS II, L.P.
                       GSCP OFFSHORE FUND, L.P.
                       GREENWICH FUND, L.P.
                       GREENWICH STREET EMPLOYEES FUND, L.P.
                       TRV EXECUTIVE FUND, L.P.
                       By: Greenwich Street Investments II, L.L.C., its General
                       Partner:

                       By:     /s/ Alfred C. Eckert III
                               ------------------------------------
                               Alfred C. Eckert III
                               Managing Member


                       GREENWICH STREET INVESTMENTS II, L.L.C.

                       By:     /s/ Alfred C. Eckert III
                               ------------------------------------
                               Alfred C. Eckert III
                               Managing Member


                       GSCP (NJ), L.P.
                       By: GSCP (NJ), Inc., its General Partner:

                       By:     /s/ Alfred C. Eckert III
                               ------------------------------------
                               Alfred C. Eckert III
                               Chief Executive Officer


                       GSCP (NJ), INC.

                       By:     /s/ Alfred C. Eckert III
                               ------------------------------------
                               Alfred C. Eckert III
                               Chief Executive Officer

                               /s/ Alfred C. Eckert III
                               ------------------------------------
                               Alfred C. Eckert III


                               /s/ Keith W. Abell
                               ------------------------------------
                               Keith W. Abell


                               /s/ Sanjay H. Patel
                               ------------------------------------
                               Sanjay H. Patel


                               /s/ Richard M. Hayden
                               ------------------------------------
                               Richard M. Hayden

                                  EXHIBIT INDEX

Exhibit 7(a) - Debenture Purchase Agreement dated as of December 12, 2000 by and between the Issuer and the Partnership (incorporated by reference to Exhibit 1 to the Schedule 13D of the Partnership and certain other persons relating to the Issuer's Common Shares that was filed with the Securities and Exchange Commission on January 9, 2000 (the "Partnership Schedule 13D"))

Exhibit 7(b) - 8.70% Subordinated Convertible Debenture due June 30, 2009 of Moore Corporation Limited (incorporated by reference to Exhibit 2 to the Partnership Schedule 13D)

Exhibit 7(c) - Limited Partnership Agreement of Chancery Lane/GSC Investors L.P. dated as of December 12, 2000 by and among the partners of the Partnership named therein (incorporated by reference to Exhibit 6 to the Partnership Schedule 13D)

Exhibit 7(d) - Restricted Securities Agreement dated as of December 12, 2000 by and among the Partnership and the other limited partners of the Partnership named therein (incorporated by reference to Exhibit 5 to the Partnership
Schedule 13D)

Exhibit 7(e) - Standstill Agreement dated as of December 21, 2000 by and between the Issuer and the Partnership (incorporated by reference to Exhibit 4 to the Partnership Schedule 13D)

Exhibit 7(f) - Agreement regarding the joint filing of this statement on
Schedule 13D